EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

(unaudited)

		Years Ended
		December 31,
		2014	2013	2012	2011	2010	2009
Earnings:
Pre-tax net income (loss) (1)		$3,652	$5,886	$4,377	$8,162	$(12,109)	$(1,732)
Less:	Equity in earnings of unconsolidated joint ventures	(6,970)	(6,194)	(6,476)	(5,224)	(4,952)	(5,209)
Plus:	Distributions from unconsolidated joint ventures	7,358	7,204	6,477	4,993	7,639	4,420
Fixed charges		56,145	54,891	61,352	59,028	61,751	49,965
Total adjusted earnings		$60,185	$61,787	$65,730	$66,959	$52,329	$47,444

Fixed charges:

Interest expense (including debt issue costs amortized to interest expense)		$42,727	$45,791	$53,783	$52,798	$48,398	$50,016
Adjustments to exclude fair value adjustments of cash flow hedges reclassified from OCI to interest expense		–	–	(918)	(1,225)	(917)	(6,119)
Write-off of debt issue costs		4,389	–	–	–	7,559	–
Portion of rent expense representative of the interest factor (2)		9,029	9,100	8,487	7,455	6,711	6,068
Total fixed charges		$56,145	$54,891	$61,352	$59,028	$61,751	$49,965

Ratio of earnings to fixed charges		–	1.13	1.07	1.13	–	–
Additional earnings required to have a one- to-one ratio of earnings to fixed charges		$(4,040)	$–	$–	$–	$9,422	$2,521

(1)	Excludes net income attributable to noncontrolling interests
(2)	Represents 14% of operating lease costs, which approximates the portion that relates to the interest portion based on our estimated incremental borrowing rate